As filed with the Securities and Exchange Commission on June 1, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ONE LIBERTY PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	13-3147497 (I.R.S. Employer Identification No.)

60 Cutter Mill Road, Suite 303 Great Neck, NY 11021 (516) 466-3100 (Address, including zip code, telephone number, including area code, of registrant’s principal executive offices)
Mark H. Lundy
Senior Vice President and Secretary
One Liberty Properties, Inc.
60 Cutter Mill Road, Suite 303
Great Neck, NY 11021
(516) 466-3100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Jeffrey A. Baumel, Esq.
Jeremy L. Hirsh, Esq.
McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
Telephone: (973) 622-4444

Approximate date the registrant proposes to begin selling securities to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $1.00 per share	750,000 shares	$23.13	$17,347,500.00	$532.57

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low reported sales prices of the common stock, as reported on the New York Stock Exchange on May 29, 2007.

PROSPECTUS

ONE LIBERTY PROPERTIES, INC.

DIVIDEND REINVESTMENT PLAN
750,000 shares of Common Stock

This prospectus relates to 750,000 shares of common stock, $1.00 par value per share, of One Liberty Properties, Inc. registered for purchase under the One Liberty Properties, Inc. Dividend Reinvestment Plan, which we refer to as the “Plan.” On May 20, 1996, we established the One Liberty Properties, Inc. Distribution Reinvestment Plan, and on March 13, 2007, our Board of Directors determined to terminate the 1996 Distribution Reinvestment Plan simultaneously with the filing of this Plan with the Securities and Exchange Commission. This prospectus describes the Plan.

The Plan provides an economical and convenient way for our stockholders to invest in our common stock. Through participation in the Plan, you will have the opportunity to reinvest cash dividends paid on your shares of common stock in additional shares of common stock, at a discount of 0% to 5%, as we may determine from time to time in our sole discretion. At the time of this prospectus, we are offering a discount on the purchase of shares of common stock directly from us through the Plan of 5% for reinvested dividends. We reserve the right to change or eliminate the discount at any time.

Our shares of common stock are traded on the New York Stock Exchange under the symbol “OLP.” On May 31, 2007, the closing sales price of our common stock as reported on the New York Stock Exchange was $23.08 per share.

Investing in our common stock involves risks. You should read carefully the information set forth in our discussion of “Risk Factors” beginning on page 9 as well as the risk factors described in our Securities and Exchange Commission filings, including our annual report on Form 10-K, before investing in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 1, 2007.

TABLE OF CONTENTS

About This Prospectus	2
Summary of the Plan	3
The Company	5
Cautionary Note About Forward-Looking Statements	6
Where You Can Find More Information	7
Incorporation of Certain Information by Reference	7
Risk Factors	9
Terms and Conditions of the Plan	16
Use of Proceeds	28
Plan of Distribution	28
Legal Matters	28
Experts	28

ABOUT THIS PROSPECTUS

Please read this prospectus carefully. If you own our common stock now, or if you decide to buy it in the future, then please keep this prospectus with your permanent investment records, since it contains important information about the Plan.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

In this prospectus, the words “we,” “us” and “our” refer to One Liberty Properties, Inc. and its subsidiaries.

SUMMARY OF THE PLAN

The following summary of the Plan omits certain information that may be important to you. You should carefully read the entire text of the Plan contained in this prospectus before you decide to participate in the Plan.

Enrollment

You can participate in the Plan by completing and submitting the enclosed authorization form. You may also obtain an authorization form from the Plan Administrator, American Stock Transfer & Trust Company, by accessing its website at www.amstock.com. Please see Question 9 for more detailed information.

Reinvestment of Dividends

If you are a stockholder, you can reinvest any cash dividends paid on all or a portion of your shares of common stock. You will be able to purchase shares of common stock by reinvesting your dividends without paying any brokerage commissions or other fees on stock purchased directly from us. Except for the restrictions contained in our amended and restated articles of incorporation, as amended, on the transfer of shares and the ownership of shares (as described in Question 8), the reinvestment of any cash dividends paid on your common stock is not subject to a maximum limit. Please see Question 10 for information on reinvesting your dividends.

Administration

American Stock Transfer & Trust Company, the transfer agent for our common stock, initially will serve as the Plan Administrator of the Plan. You should send all transaction correspondence to the Plan Administrator to: American Stock Transfer & Trust Company, P.O. Box 922, Wall Street Station, New York, NY 10269-0560, and all inquiries to the Plan Administrator to: American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, Attention: Shareholder Relations. You may also call the Plan Administrator at 1-877-814-9664. If you are inquiring about enrollments, termination, sale of shares or if you desire to view your account balance, you may log onto the Plan Administrator's website at www.amstock.com. Please see Question 9 for more detailed information.

Source of Shares of Common Stock

Initially, common stock purchased by the Plan Administrator under the Plan will come from our legally authorized but unissued shares of common stock. However, we may, in our sole discretion, direct the Plan Administrator to purchase shares of common stock in the open market or in privately negotiated transactions with third parties. If shares of common stock are purchased for you in the open market or in privately negotiated transactions, you will not receive any discount. Please see Question 5 for more detailed information.

Purchase Price

The purchase price for shares of common stock that the Plan Administrator purchases directly from us for dividend reinvestments under the Plan will be at a discount from the Market Price (as defined below), which discount is currently 5%; provided, however, that the purchase price (taking into account any applicable discount) will not be less than 95% of the market value of the common stock on the purchase date. The discount is subject to change from time to time, in our sole discretion, but will be between 0% to 5%. We will advise participants through a press release of any change in the applicable discount at least 30 days prior to the effective date of the change. Please see Question 13 for more detailed information.

The purchase price for shares of common stock purchased in the open market or in privately negotiated transactions with third parties will equal the weighted average of the purchase prices paid by the Plan Administrator for the shares. Please see Question 13 for more detailed information.

Market Price

The market price (the “Market Price”) for shares of common stock purchased directly from us will be the average of the daily high and low sales prices, computed to four decimal places, of our shares of common stock on the NYSE Composite Transactions, as reported in the Wall Street Journal during the 5 days on which the NYSE is open and for which trades in shares of common stock is reported immediately preceding the relevant purchase date, or if no trading occurs in the shares of common stock on one or more of such days, for the 5 days immediately preceding the purchase date for which trades are reported. In the case of shares of common stock purchased on the open market, the Market Price will be the weighted average of the actual prices paid, computed to four decimal places, for all shares of common stock purchased by the Plan Administrator with all participants' dividends.

Tracking Your Investment

You will receive periodic statements of the transactions made in your Plan account. These statements will provide you with details of the transactions and will indicate the share balance in your Plan account. Please see Question 21 for information on your transaction statements.

THE COMPANY

We are a self-administered and self-managed real estate investment trust, also known as a REIT. We were incorporated under the laws of the State of Maryland on December 20, 1982. We acquire, own and manage a geographically diversified portfolio of retail, including retail furniture stores, industrial, office, health and fitness and other properties, a substantial portion of which are under long-term leases. Substantially all of our leases are “net leases,” under which the tenant is typically responsible for real estate taxes, insurance and ordinary maintenance and repairs. As of March 31, 2007, we owned 66 properties, including a 50% tenancy in common interest in one property, and participated in seven joint ventures that own five properties (including one vacant property held for sale). Our properties and the properties owned by our joint ventures are located in 28 states and have an aggregate of approximately 5.9 million square feet of space (including approximately 106,000 square feet of space at the property in which we own a tenancy in common interest and approximately 1.6 million square feet of space at properties owned by the joint ventures in which we participate).

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, together with other statements and information publicly disseminated by One Liberty Properties, Inc., contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions or variations thereof. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to:

•	general and local economic and business conditions;

•	general and local real estate conditions;

•	the financial condition of our tenants and the performance of their lease obligations;

•	changes in governmental laws and regulations relating to real estate and related investments;

•	the level and volatility of interest rates;

•	competition in our industry;

•	accessibility of debt and equity capital markets;

•	the availability of and costs associated with sources of liquidity; and

•
other risks identified in this prospectus and, from time to time, in other reports we file with the Securities and Exchange Commission or in other documents that we publicly disseminate, including, in particular, the section titled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in our quarterly reports on Form 10-Q.

Any or all of our forward-looking statements in this prospectus and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward looking statement can be guaranteed and you are cautioned not to place undue reliance on these forward-looking statements. Actual future results may vary materially.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports filed with the Securities and Exchange Commission.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an Internet site at: http://www.sec.gov that contains reports, proxy and information statements, and other information that we file electronically with the SEC. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, 17th Floor, New York, New York 10005. You may also secure a copy of this information on the Investor Information page on our website: www.onelibertyproperties.com, or upon written request to: One Liberty Properties, Inc., 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021, Attention: Secretary.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933, as amended, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For more details about us and any securities that may be offered by this prospectus, you may examine the registration statement on Form S-3 and the exhibits filed with it at the locations listed in the previous paragraph.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with or furnished to the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Current Reports on Form 8-K filed with the SEC on March 2, 2007, March 14, 2007 and March 19, 2007;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2007; and

•
our Registration Statement on Form 8-A filed with the SEC on July 15, 2003, which incorporates by reference the description of our common stock from our Registration Statement on Form 8-A filed with the SEC on September 18, 1989, and all reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K except to the extent set forth above. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document or report that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You may obtain copies of any of these filings through One Liberty Properties, Inc. as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference into this prospectus are available (excluding exhibits unless specifically incorporated by reference into those documents) without charge by requesting them in writing or by telephone at:

One Liberty Properties, Inc. 60 Cutter Mill Road, Suite 303 Great Neck, New York 11021 (516) 466-3100 Attention: Investor Relations

THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE
A PART OF THIS PROSPECTUS.

RISK FACTORS

Risks Related to Our Business

The financial failure of our tenants would likely cause significant reductions in our revenues, our equity in earnings of unconsolidated joint ventures and in the value of our real estate portfolio.

Based on 2007 contractual rental income (which is rental income that is payable to us during 2007 for properties owned by us at December 31, 2006, including rental income payable on our tenancy in common interest), 88% of our rental revenues are generated from properties which are leased to single tenants. Accordingly, the financial failure or other default of a tenant in non-payment of rent or property related expenses or the termination of a lease could cause a significant reduction in our revenues. Additionally, approximately 51.4% of our rental revenues (excluding rental revenues from our joint ventures) for the year ended December 31, 2006 was derived from retail tenants and approximately 52.7% of our 2007 contractual rental income will be derived from retail tenants, including 20.2% from our tenants engaged in retail furniture operations. Weakening economic conditions (nationally and/or locally) could result in the financial failure, or other default, of a significant number of our tenants and the tenants of our joint ventures. In the event of a default by a tenant, we may experience delays in enforcing our rights as landlord and sustain a loss of revenues and incur substantial costs in protecting our investment. We may also face liabilities arising from the tenant’s actions or omissions that would reduce our revenues and the value of our portfolio. Also, if we are unable to re-rent a property when an existing lease terminates, we receive no revenues from such property and are required to pay taxes, insurance and other operating expenses during the vacancy period, and could as a result experience a decline in the value of the property.

A significant portion of our 2006 revenues and our 2007 contractual rental income is derived from five tenants. The default, financial distress or failure of any of these tenants could significantly reduce our revenues.

Haverty’s Furniture Companies, Inc., Nutritional Products, Inc., New Flyer of America, Inc. and L-3 Communications Corp., accounted for approximately 10.7%, 6.2%, 5.4% and 5.2%, respectively, of our rental revenues (excluding rental revenues from our joint ventures) for the year ended December 31, 2006 and account for 11.5%, 5.2%, 4.2%, and 4.8%, respectively, of our 2007 contractual rental income. Ferguson Enterprises, Inc., a tenant at a property we acquired in December 2006, accounts for 5.3% of our 2007 contractual rental income. The default, financial distress or bankruptcy of any of these tenants could cause interruptions in the receipt or the loss of a significant amount of rental revenues and result in the vacancy of the property or properties occupied by the defaulting tenant, which would significantly reduce our rental revenues and net income until the re-rental of the property or properties, and could decrease the ultimate sale value of the property.

The inability to repay our indebtedness could reduce cash available for distributions and cause losses.

As of December 31, 2006, we had outstanding approximately $228 million in long-term mortgage and loan indebtedness, all of which is non-recourse (subject to standard carve-outs). As of December 31, 2006, our ratio of mortgage and loan debt to total assets was approximately 54%. In addition, as of December 31, 2006, our joint ventures had approximately $19 million in total long-term mortgage indebtedness (all of which is non-recourse subject to standard carve-outs). The risks associated with our debt and the debt of our joint ventures include the risk that cash flow for the properties securing the mortgage indebtedness will be insufficient to meet required payments of principal and interest. Further, if a property or properties are mortgaged to collateralize payment of indebtedness and we or any of our joint ventures are unable to make mortgage payments on the secured indebtedness, the lender could foreclose upon the property or properties resulting in a loss of revenues to us and a decline in the value of our portfolio. Even with respect to our non-recourse indebtedness, the lender may have the right to recover deficiencies from us under certain circumstances, which could result in a reduction in the amount of cash available to us to meet expenses and to make distributions to our stockholders and in a deterioration of our financial condition.

If we are unable to refinance our borrowings at maturity at favorable rates or otherwise raise funds, our net income may decline or we may be forced to sell properties on disadvantageous terms, which would result in the loss of revenues and in a decline in the value of our portfolio.

Only a small portion of the principal of our mortgage indebtedness and the mortgage indebtedness of our joint ventures will be repaid prior to maturity. Neither we nor our joint ventures plan to retain sufficient cash to repay such indebtedness at maturity. Accordingly, in order to meet these obligations, we will have to use funds available under our credit line, if any, to refinance debt or seek to raise funds through the financing of unencumbered properties, sale of properties or the issuance of additional equity. Between January 2007 and December 31, 2011, we will need to refinance an aggregate of approximately $39.4 million of maturing debt, of which approximately $3.8 million will have to be refinanced in 2007 and approximately $4.2 million will have to be refinanced in 2008. Our joint ventures do not have maturing mortgage debt until 2015. We can not provide any assurance that we (or our joint ventures) will be able to refinance this debt or arrange additional debt financing on unencumbered properties on terms as favorable as the terms of existing indebtedness, or at all. If interest rates or other factors at the time of refinancing result in interest rates higher than the interest rates currently being paid, our interest expense would increase, which would adversely affect our net income, financial condition and the amount of cash available for distribution to stockholders. If we (or our joint ventures) are not successful in refinancing existing indebtedness or financing unencumbered properties, selling properties on favorable terms or raising additional equity, our cash flow (or the cash flow of a joint venture) will not be sufficient to repay all maturing debt when payments become due, and we (or a joint venture) may be forced to dispose of properties on disadvantageous terms, which would result in the loss of revenues and in a decline in the value of our portfolio.

Increased borrowings could result in increased risk of default on our repayment obligations and increased debt service requirements.

Our governing documents do not contain any limitation on the amount of indebtedness we may incur. However, the terms of our credit facility with VNB New York Corp., Bank Leumi, USA, Manufacturers and Traders Trust Company and Israel Discount Bank of New York limit the total indebtedness that we may incur to an amount equal to approximately 70% of the value (as defined in the credit agreement) of our properties, in addition to other limitations in the credit facility on our ability to incur additional indebtedness. Increased leverage could result in increased risk of default on our payment obligations related to borrowings and in an increase in debt service requirements, which could reduce our net income and the amount of cash available to meet expenses and to make distributions to our stockholders.

If we are unable to re-rent properties upon the expiration of our leases, it could adversely affect our revenues and ability to make distributions, and could reduce the value of our portfolio.

Substantially all of our revenues are derived from rental income paid by tenants at our properties. We cannot predict whether current tenants will renew their leases upon the expiration of their terms. In addition, we cannot predict whether current tenants will attempt to terminate their leases (including taking advantage of provisions of the federal bankruptcy laws), or whether defaults by tenants may result in termination of their leases prior to the expiration of their current terms. If tenants terminate or fail to renew their leases, or if leases terminate due to defaults or in the course of a bankruptcy proceeding, we may not be able to locate qualified replacement tenants and, as a result, we would lose a source of revenue while remaining responsible for the payment of our mortgage obligations and the expenses related to the properties, including real estate taxes and insurance. Even if tenants decide to renew their leases or we find replacement tenants, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, or the expense of reconfiguration of a single tenancy property for use by multiple tenants, may be less favorable than current lease terms and could reduce the amount of cash available to meet expenses and to make distributions to holders of our common stock.

We are required by certain of our net lease agreements to pay property related expenses that are not the obligations of our tenants.

Under the terms of substantially all of our net lease agreements, in addition to satisfying their rent obligations, our tenants are responsible for the payment of real estate taxes, insurance and ordinary maintenance and repairs. However, in the case of certain leases, we may pay some expenses, such as the costs of environmental liabilities, roof and structural repairs, insurance and certain non-structural repairs and repairs and maintenance. If our properties incur significant expenses that must be paid by us under the terms of our lease agreements, our business, financial condition and results of operations will be adversely affected and the amount of cash available to meet expenses and to make distributions to holders of our common stock may be reduced.

Uninsured and underinsured losses may affect the revenues generated by, the value of, and the return from, a property affected by a casualty or other claim.

Substantially all of our tenants obtain, for our benefit, comprehensive insurance covering our properties in amounts that are intended to be sufficient to provide for the replacement of the improvements at each property. However, the amount of insurance coverage maintained for any property may not be sufficient to pay the full replacement cost of the improvements at the property following a casualty event. In addition, the rent loss coverage under the policy may not extend for the full period of time that a tenant may be entitled to a rent abatement as a result of, or that may be required to complete restoration following, a casualty event. In addition, there are certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks, that may be uninsurable or that may not be economically insurable. Changes in zoning, building codes and ordinances, environmental considerations and other factors also may make it impossible or impracticable for us to use insurance proceeds to replace damaged or destroyed improvements at a property. If restoration is not or cannot be completed to the extent, or within the period of time specified in certain of our leases, the tenant may have the right to terminate the lease. If any of these or similar events occur, it may reduce our revenues, or the value of, or our return from, an affected property.

Our revenues and the value of our portfolio are affected by a number of factors that affect investments in real estate generally.

We are subject to the general risks of investing in real estate. These include adverse changes in economic conditions and local conditions such as changing demographics, retailing trends and traffic patterns, declines in the rental rates, changes in the supply and price of quality properties and the market supply and demand of competing properties, the impact of environmental laws, security concerns, prepayment penalties applicable under mortgage financings, changes in tax, zoning, building code, fire safety and other laws and regulations, the type of insurance coverages available in the market, and changes in the type, capacity and sophistication of building systems. In particular, approximately 52.7% of our 2007 contractual rental income will come from retail tenants and is therefore vulnerable to any economic decline that negatively impacts the retail sector of the economy. Any of these conditions could have an adverse effect on our results of operations, liquidity and financial condition.

Our revenues and the value of our portfolio are affected by a number of factors that affect investments in leased real estate generally.

We are subject to the general risks of investing in leased real estate. These include the non-performance of lease obligations by tenants, improvements that will be costly or difficult to remove should it become necessary to re-rent the leased space for other uses, covenants in certain retail leases that limit the types of tenants to which available space can be rented (which may limit demand or reduce the rents realized on re-renting), rights of termination of leases due to events of casualty or condemnation affecting the leased space or the property or due to interruption of the tenant’s quiet enjoyment of the leased premises, and obligations of a landlord to restore the leased premises or the property following events of casualty or condemnation. Any of these conditions could have an adverse impact on our results of operations, liquidity and financial condition.

Our real estate investments are relatively illiquid and their values may decline.

Real estate investments are relatively illiquid. Therefore, we will be limited in our ability to reconfigure our real estate portfolio in response to economic changes. We may encounter difficulty in disposing of properties when tenants vacate either at the expiration of the applicable lease or otherwise. If we decide to sell any of our properties, our ability to sell these properties and the prices we receive on their sale may be affected by many factors, including the number of potential buyers, the number of competing properties on the market and other market conditions, as well as whether the property is leased and if it is leased, the terms of the lease. As a result, we may be unable to sell our properties for an extended period of time without incurring a loss, which would adversely affect our results of operations, liquidity and financial condition.

The concentration of our properties in certain geographic areas may make our revenues and the value of our portfolio vulnerable to adverse changes in local economic conditions.

We do not have specific limitations on the total percentage of our real estate properties that may be located in any one geographic area. Consequently, properties that we own may be located in the same or a limited number of geographic regions. Approximately 35% of our rental income (excluding our share of the rental income from our joint ventures) for the year ended December 31, 2006 were, and approximately 32% of our 2007 contractual rental income will be, derived from properties located in Texas and New York. As a result, a decline in the economic conditions in either of these geographic regions, or in geographic regions where our properties may be concentrated in the future, may have an adverse effect on the rental and occupancy rates for, and the property values of, these properties, which could lead to a reduction in our rental income and in the results of operations.

Our inability to control our joint ventures or our tenancy in common arrangement could result in diversion of time and effort by our management and the inability to achieve the goals of the joint venture or the tenancy in common arrangement.

We presently are a venturer in seven joint ventures which own five properties and we own 50% of another property as tenant in common with a group of investors pursuant to a tenancy in common agreement. At December 31, 2006, our investment in unconsolidated joint ventures was approximately $7 million and the tenancy in common interest represents a net investment of approximately $531,000 by us. These investments may involve risks not otherwise present in investments made solely by us, including that our co-investors may have different interests or goals than we do, or that our co-investors may not be able or willing to take an action that we desire. Disagreements with or among our co-investors could result in substantial diversion of time and effort by our management team and the inability of the joint venture or the tenancy in common to successfully operate, finance, lease or sell properties as intended by our joint venture agreements or tenancy in common agreement. In addition, we may invest a significant amount of our funds into joint ventures which ultimately may not be profitable as a result of disagreements with or among our co-investors.

Competition in the real estate business is intense and could reduce our revenues and harm our business.

We compete for real estate investments with all types of investors, including domestic and foreign corporations and real estate companies, 1031 exchange buyers, financial institutions, insurance companies, pension funds, investment funds, other REITs and individuals. Many of these competitors have significant advantages over us, including a larger, more diverse group of properties and greater financial and other resources. We have recently experienced increased competition for the acquisition of net leased properties. Our failure to compete successfully with these competitors could result in our inability to identify and acquire valuable properties and to achieve our growth objectives.

Compliance with environmental regulations and associated costs could adversely affect our liquidity.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at the property and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred in connection with contamination. The cost of investigation, remediation or removal of hazardous or toxic substances may be substantial, and the presence of such substances, or the failure to properly remediate a property, may adversely affect our ability to sell or rent the property or to borrow money using the property as collateral. In connection with our ownership, operation and management of real properties, we may be considered an owner or operator of the properties and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and liability for injuries to persons and property, not only with respect to properties we own now or may acquire, but also with respect to properties we have owned in the past.

We cannot provide any assurance that existing environmental studies with respect to any of our properties reveal all potential environmental liabilities, that any prior owner of a property did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist, or may not exist in the future, as to any one or more of our properties. If a material environmental condition does in fact exist, or exists in the future, it could have a material adverse impact upon our results of operations, liquidity and financial condition.

Our senior management and other key personnel are critical to our business and our future success depends on our ability to retain them.

We depend on the services of Fredric H. Gould, chairman of our board of directors and chief executive officer, Patrick J. Callan, Jr., our president, Lawrence G. Ricketts, Jr., our executive vice president, and other members of our senior management to carry out our business and investment strategies. Only two of our senior officers, Messrs. Callan and Ricketts, devote substantially all of their business time to our company. The remainder of our senior management provide services to us on a part-time, as needed basis. As we expand, we will continue to need to attract and retain qualified senior management and other key personnel, both on a full-time and part-time basis. The loss of the services of any of our senior management or other key personnel, or our inability to recruit and retain qualified personnel in the future, could impair our ability to carry out our business and investment strategies. We do not carry key man life insurance on members of our senior management.

Our transactions with affiliated entities involve conflicts of interest.

We have entered into a number of transactions with persons and entities affiliated with us and with certain of our officers and directors. In particular, during the year ended December 31, 2006, Majestic Property Management Corp., a company owned by Fredric H. Gould, chairman of our board of directors and our chief executive officer, and in which certain of our executive officers are officers and from which they receive compensation, received from our joint ventures an aggregate of approximately $1.3 million as a commission in connection with the sale for an aggregate consideration of $136.7 million of eight movie theater properties owned by two of our joint ventures and $105,000 for management fees and construction supervisory fees. In addition, in 2006 we paid Majestic Property Management Corp. approximately $308,000 for mortgage brokerage fees, sales commissions, management fees and construction supervisory fees. Our policy is to have contracts and transactions with affiliated entities approved or ratified by our Audit Committee and in that regard our Audit Committee should be satisfied that the fees, charges and other payments made to affiliated entities are at no greater cost or expense to us then would be incurred if we were to obtain substantially the same services from unrelated and unaffiliated persons. If our Audit Committee approves or ratifies a related party transaction, it will present the facts to our board of directors and recommend that our board approve or ratify such related party transaction and a majority of our board of directors, including a majority of our independent directors must approve or disapprove such related party transaction.

Effective January 1, 2007, we entered into a compensation and services agreement with Majestic Property Management Corp. which provides for a continuation of the services we previously received under a shared services agreement, including executive, administrative, legal, accounting and clerical personnel, and customary property management services, property acquisition, sales and leasing counseling services and mortgage brokerage services and the elimination of any allocated expenses to us. In consideration thereof, we will pay an annual fee to Majestic Property Management Corp. In addition, the agreement provides for us to pay additional compensation to our chairman and for us to make a payment to Majestic for our share of all direct office expenses such as rent, telephone, postage, computer services, internet usage, etc. previously allocated to us under the shared services agreement.

Any transactions with affiliated entities raise the potential that we may not receive terms as favorable as those that we would receive if the transactions were entered into with unaffiliated entities or that our executive officers might otherwise seek benefits for affiliated entities at our expense.

An SEC investigation involving us has resulted in significant costs to us, may result in future costs to us and could adversely affect us.

As previously disclosed in our public filings, we are currently the subject of a formal order of investigation by the SEC, pursuant to which the SEC served a subpoena on us requesting that we produce certain documents. Based upon the items requested in the subpoena and the examination by the SEC of one of our executive officers, we believe that the matters being investigated by the SEC focus on (i) improper payments received by our former president and chief executive officer, (ii) related party transactions between us and entities affiliated with us and with certain of our executive officers and directors, and (iii) compensation paid to certain of our executives by those affiliated entities.

Our Audit Committee has conducted an investigation concerning these issues. Both we and the Audit Committee have fully cooperated and intend to continue to fully cooperate with the SEC investigation. However, there can be no assurance that the SEC will not take any action that could adversely affect us as a result of the matters investigated by it and by the Audit Committee. We have incurred significant legal fees in connection with the on-going SEC investigation and the substantially completed Audit Committee investigation, and could incur significant legal fees in the future in connection with the SEC investigation. Moreover, members of our senior management have devoted in the past and may need to devote a significant amount of time in the future to these matters, which could have the effect of reducing the time that they have to devote to the operation of our business.

Compliance with the Americans with Disabilities Act could be costly.

Under the Americans with Disabilities Act of 1990, all public accommodations must meet Federal requirements for access and use by disabled persons. A determination that our properties do not comply with the Americans with Disabilities Act could result in liability for both governmental fines and damages. If we are required to make unanticipated major modifications to any of our properties to comply with the Americans with Disabilities Act, which are determined not to be the responsibility of our tenants, we could incur unanticipated expenses that could have an adverse impact upon our results of operations, liquidity and financial condition.

We cannot assure you of our ability to pay dividends in the future.

We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to quality for the tax benefits accorded to a REIT under the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder, which we refer to herein as the “Internal Revenue Code”. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will be able to pay dividends in the future.

Risks Related to the REIT Industry

Failure to qualify as a REIT would result in material adverse tax consequences and would significantly reduce cash available for distributions.

We believe that we operate so as to qualify as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of technical and complex legal provisions for which there are limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. If we fail to quality as a REIT, we will be subject to federal, certain additional state and local income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and would not be allowed a deduction in computing our taxable income for amounts distributed to stockholders. In addition, unless entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would reduce significantly our net income and the cash available for distributions to stockholders.

We are subject to certain distribution requirements that may result in our having to borrow funds at unfavorable rates.

To obtain the favorable tax treatment associated with being a REIT, we generally are required, among other things, to distribute to our stockholders at least 90% of our ordinary taxable income (subject to certain adjustments) each year. To the extent that we satisfy these distribution requirements, but distribute less than 100% of our taxable income we will be subject to federal corporate tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

As a result of differences in timing between the receipt of income and the payment of expenses, and the inclusion of such income and the deduction of such expenses in arriving at taxable income, and the effect of nondeductible capital expenditures, the creation of reserves and the timing of required debt service (including amortization) payments, we may need to borrow funds on a short-term basis in order to make the distributions necessary to retain the tax benefits associated with qualifying as a REIT, even if we believe that then prevailing market conditions are not generally favorable for such borrowings. Such borrowings could reduce our net income and the cash available for distributions to holders of our common stock.

Compliance with REIT requirements may hinder our ability to maximize profits.

In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Accordingly, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. Any investment in securities cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, no more than 5% of the value of our assets can consist of the securities of any one issuer, other than a qualified REIT security. If we fail to comply with these requirements, we must dispose of such portion of these securities in excess of these percentages within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. This requirement could cause us to dispose of assets for consideration that is less than their true value and could lead to a material adverse impact on our results of operations and financial condition.

TERMS AND CONDITIONS OF THE PLAN

The following constitutes our Dividend Reinvestment Plan, effective as of the date the Registration Statement on Form S-3 relating to the Plan is filed with the Securities and Exchange Commission. All references in this prospectus to “common stock” refer to our shares of common stock, par value $1.00 per share.

Purpose

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide our stockholders with a simple and convenient way to reinvest all or a portion of their cash dividends in additional shares of our common stock.

Participation Options

2.	What are my investment options under the Plan?

Once enrolled in the Plan, you may buy shares of common stock through the following investment options:

•	Full Dividend Reinvestment. You may have cash dividends paid on all of your shares of common stock automatically reinvested in additional shares of common stock.

•
Partial Dividend Reinvestment. You may have cash dividends paid on a specified number of your shares of common stock held by you automatically reinvested in additional shares of common stock. We will continue to pay you cash dividends on your remaining shares of common stock.

Distribution Reinvestment Plan

3.	How does this new Plan affect participants in our 1996 Distribution Reinvestment Plan?

Upon the filing of the Registration Statement on Form S-3 to which the Plan relates with the Securities and Exchange Commission, the 1996 Distribution Reinvestment Plan in effect since May 20, 1996 will terminate. If you are a participant in the Distribution Reinvestment Plan, then you automatically will become a participant in this Plan without any further action. If you would like to withdraw from the new Plan, simply follow the instructions set forth in Question 20.

Advantages

4.	What are the advantages of the Plan?

The advantages of the Plan are as follows:

•
Reinvestment of Dividends. Participants may purchase additional shares of common stock automatically by reinvesting all or a portion of their cash dividends. Dividend payments not reinvested will be paid by check.

•
Fractional Shares. All cash dividends paid on a participant’s shares of common stock are fully invested in additional shares of common stock because the Plan permits fractional share interests to be credited to Plan accounts. In addition, dividends will be paid on, and may be reinvested with respect to, such fractional share interests.

•
Discount. We may offer a discount of up to 5% of the market price on purchases of shares of common stock under the Plan for stock purchased directly from us. Currently, we offer a discount of 5% for reinvested dividends. We will advise participants through a press release of any change in the applicable discount at least 30 days prior to the effective date of the change.

•
Certificate Safekeeping. The Plan offers a “safekeeping” service, whereby record holders may deposit any share certificates they may have with the Plan Administrator and have their certificated shares credited to their Plan account. This feature prevents share certificate loss, theft or destruction. Since deposited shares become book-entry shares, they may be transferred or sold through the Plan in a convenient and economical manner. Please see Question 16 for a description of how to deposit your stock certificates with the Plan Administrator, and Question 23 for a list of the fees.

•
Reduced Fees. Fees charged to participants are usually less than if the individual investor purchased or sold shares outside of the Plan through a broker. Please see Question 23 for a list of such fees.

•
Sale or Transfer of Shares: Participants may request the sale of a portion or all of their Plan shares. Participants will be responsible for any brokerage fees and other expenses associated with the sale. Please see Question 23 for a list of such fees and expenses.

•
Simplified Recordkeeping. Participants are furnished periodic statements which show the detail of each transaction and indicate the share balance of the Plan account, providing a simplified method of recordkeeping.

Disadvantages

5.	What are the disadvantages of the Plan?

The disadvantages of the Plan are as follows:

•	No Interest Paid on Funds Pending Investment. No interest is paid on dividends held by the Plan Administrator pending reinvestment.

•
Purchase/Sale Price Determination. Participants have no control over the share price or the timing of the purchase or sale of Plan shares. Participants cannot designate a specific price or a specific date at which to purchase or sell shares of common stock or the selection of a broker/dealer through or from whom purchases or sales are made. In addition, participants will not know the exact number of shares purchased until after the investment date.

•
Reinvested Dividends and Other Amounts may be Treated as Dividends for Tax Purposes. Participants who reinvest dividends paid on shares of common stock will be treated for federal income tax purposes as having received a dividend, but will not receive cash to pay any tax payment that may be owed on that dividend. In addition, in some cases the participant will be treated as having received an additional distribution attributable to any Plan discount that may be offered.

•
No Discount for Open Market or Privately Negotiated Transactions. If we direct the Plan Administrator to purchase shares of common stock in the open market or in privately negotiated transactions with third parties (as we may do in our sole discretion without notice to you), you will not receive any discount on the purchase. At the present time, we do not contemplate the purchase of shares of common stock in the open market or in privately negotiated transactions for dividend reinvestments.

•
Purchase Price may be Higher than Market Price. Shares of common stock purchased directly from us under the Plan are based on a formula described under Question 13. As a result of this formula, the purchase price under the Plan may exceed the open market price on the investment date. Additionally, without giving you prior notice, we may direct the Plan Administrator to buy shares of common stock under the Plan either in the open market or in privately negotiated transactions with third parties. The purchase price for shares of common stock purchased in the open market or in privately negotiated transactions with third parties will equal the weighted average of the purchase prices paid by the Plan Administrator for the shares and you will not receive the benefit of any discount. Please see Question 23 for more detailed information.

•	Delay of Sales. Since the Plan Administrator of the Plan may sell shares only once per week, sales of shares of common stock held in your Plan account may be delayed.

•	Plan Shares May Not be Pledged. You may not pledge shares of common stock deposited in your Plan account unless you withdraw those shares from the Plan.

Administration

6.	Who will administer the Plan?

American Stock Transfer & Trust Company has been appointed as administrator of the Plan. Enrollment, sale of share requests and other transactions or services offered under the Plan should be directed to the Plan Administrator through use of any of the following:

Telephone

Customer Service Representatives are available 8:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Thursday (except holidays), and 8:00 a.m. to 5:00 p.m., Eastern Standard Time, Fridays (except holidays) at 1-877-814-9664.

In Writing

You may also write to the Plan Administrator at the following addresses:

For transactions:	For inquiries:

American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
P.O. Box 922	59 Maiden Lane
Wall Street Station	New York, New York 10038
New York, New York 10269-0560	Attention: Shareholder Relations

Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to One Liberty Properties, Inc. on all correspondence.

Internet

For terminations, sale of shares or to view account balances or history, you may visit the Plan Administrator's website at www.amstock.com. In order to use the website, you must be enrolled in the Plan and have available your social security number and ten digit account number. Once you have gained access, you should follow the instructions on the menu.

Employees of the Plan Administrator are not permitted to give any opinions on the merits of any security or class of securities. Securities held by the Plan Administrator in your Plan account are not subject to protection under the Securities Investor Protection Act of 1970. The Plan Administrator may use, and commissions may be paid to, a broker-dealer that is affiliated with the Plan Administrator. Investors must make independent investment decisions based upon their own judgment and research.

We may replace the Plan Administrator at any time upon written notice to the Plan Administrator, and the Plan Administrator may resign as the Plan Administrator. If we replace the Plan Administrator or the Plan Administrator resigns, we may designate another qualified administrator as successor to the Plan Administrator for all or a part of the Plan Administrator’s functions under the Plan. All participants will be notified of any such change. If we change the Plan Administrator, references in this prospectus to the Plan Administrator shall be deemed to be references to the successor Plan Administrator, unless the context requires otherwise.

Participation

7.	Who is eligible to participate in the Plan?

Record Owners. You are a record owner if you own shares of common stock that are registered in your name with our transfer agent. If you are a record owner, you may participate directly in any or all of the features of the Plan.

Beneficial Owners. You are a beneficial owner if you own shares of common stock that are registered in the name of a broker, bank or other nominee. If you are a beneficial owner, you must (a) become a record owner by having one or more shares transferred into your own name, or (b) coordinate your participation in the Plan through the broker, bank or other nominee in whose name your shares of common stock are held.

Plan Restrictions

8.	What are there restrictions on participation in the Plan other than those described under Question 7?

Legality. You may not participate in the Plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or reside. If you live outside the U.S. and you are a qualified U.S. person, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. We reserve the right to terminate participation of any participant if we deem it advisable under any foreign laws or regulations.

REIT Status. In order for us to maintain our qualification as a REIT, not more than 50% in value of any class or series of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). We may terminate at any time, any participant’s participation in the Plan if such participation would be in violation of the restrictions contained in our amended and restated articles of incorporation, as amended, or by-laws, as amended. These restrictions prohibit virtually all stockholders, directly or indirectly, from beneficially owning more than 9.9% in value or in number, whichever is more restrictive, of our outstanding capital stock. Any attempted transfer or acquisition of capital stock that would create a direct or indirect ownership of capital stock in excess of this limit or otherwise result in our disqualification as a REIT will be null and void. Our amended and restated articles of incorporation, as amended, provide that we have various rights to enforce this limitation, including the transfer of such shares of capital stock to a trust. This summary of the ownership limitation is qualified in its entirety by reference to our amended and restated articles of incorporation, as amended. We reserve the right to invalidate any purchases made under the Plan that we determine, in our sole discretion, may violate the ownership limitation set forth in our amended and restated articles of incorporation, as amended, or any REIT provision in the Internal Revenue Code.

Our Discretion. We reserve the right to modify, suspend or terminate the Plan. Additionally, we may modify, suspend or terminate the participation in the Plan by any participant in order to eliminate practices which are, in our sole discretion, not consistent with the purpose or operation of the Plan or which adversely affect the price of our shares of common stock.

Enrollment

9.	How do I enroll in the Plan?

If you are eligible to participate in the Plan, you may join the Plan at any time. Once you enroll in the Plan, you will remain enrolled until you withdraw from the Plan or we terminate the Plan or your participation in the Plan.

Authorization Form. To enroll and participate in the Plan, you must complete the enclosed Authorization Form and mail it to the Plan Administrator at American Stock Transfer & Trust Company, P.O. Box 922, Wall Street Station, New York, NY 10269-0560. You may also enroll by accessing the Plan Administrator’s website at www.amstock.com. If your shares of common stock are registered in more than one name (such as joint tenants or trustees), all such registered holders must sign the Authorization Form. If you are eligible to participate in the Plan, you may sign and return the Authorization Form to participate in the Plan at any time. The Plan Administrator must receive a properly executed Authorization Form by the dividend record date for the relevant dividend payment.

Record Holders. If you own shares of common stock that are registered in your name (not the name of a broker, bank or other nominee), you can enroll in the Plan by completing an Authorization Form and submitting it to the Plan Administrator. As a record holder, you may participate in any of the services of the Plan.

Beneficial Holders. If you are a beneficial holder, you may arrange to have your broker or bank participate in the Plan on your behalf. The Plan Administrator will not have a record of your transactions or your account since they will remain under the name of your broker or bank.

You can become a record holder by instructing your broker, bank or other nominee to re-register some or all of your shares of common stock in your name through the Direct Registration System. This is an electronic transfer of your shares from your broker’s name into your name. This will establish a book-entry account in your name with the Plan Administrator and you can then commence using any or all of the Plan services. Or, you can instruct your broker, bank or other nominee to deliver to you a physical share certificate (for one or more shares of common stock) in your name. Once you receive your share certificate in your name, you can enroll in the Plan and you may begin to use all of the services.

Dividend Reinvestment Options

10.	How do I reinvest dividends?

Choosing Your Investment Options.  If you elect to reinvest your dividends, you must choose one of the following when completing the Dividend Reinvestment section of the Authorization Form:

•	Full Dividend Reinvestment: This option directs the Plan Administrator to reinvest the cash dividends paid on all of the shares of common stock owned by you then or in the future in additional shares.

•
Partial Dividend Reinvestment:  This option allows you to specify a fixed number of full shares held by you on which you would like to receive a cash dividend payment and directs the Plan Administrator to reinvest the cash dividends paid on all remaining shares of common stock owned by you then or in the future. We will continue to pay you cash dividends, when, as and if declared by our board of directors, on the specified number of shares, unless you designate those shares for reinvestment pursuant to the Plan.

You should choose your investment option by checking the appropriate option(s) on the Authorization Form, a copy of which is enclosed. If you sign and return an Authorization Form without checking an option, the Plan Administrator will choose the "Full Dividend Reinvestment" option and will reinvest all cash dividends on all shares of common stock registered in your name. If you select both Full and Partial Dividend Reinvestment, the Plan Administrator will choose the "Full Dividend Reinvestment."

The Plan Administrator must receive a properly executed Authorization Form by the dividend record date for the relevant dividend payment

Changing Your Investment Option.  You may change your investment option by contacting the Plan Administrator. The Plan Administrator must receive any change with regard to your participation in the Plan by the record date for a dividend payment in order for the change to be effective for that dividend payment. You may, of course, choose not to reinvest any of your dividends, in which case the Plan Administrator will remit any dividends to you.

Timing of Dividend Reinvestments

11.	When are dividends reinvested?

The Plan Administrator will invest dividends in additional shares of common stock that are purchased directly from us on the dividend payment date, unless the dividend payment date is not a day on which the NYSE is open for trading, in which case the dividends will be invested on the next trading day. In the case of purchases on the open market or in privately negotiated transactions with third parties, the Plan Administrator will make such purchases as soon as practicable on or after the dividend payment date.

We historically have paid dividends on or about the first business day of each January, April, July and October. In the past, the dividend record dates have preceded the dividend payment dates by ten to twenty days. We cannot assure you that we will continue to pay dividends according to this schedule, and nothing contained in the Plan obligates us to do so. Neither we nor the Plan Administrator will be liable when conditions, including compliance with the provisions of our charter and rules and regulations of the SEC or the NYSE, prevent the Plan Administrator from buying shares of common stock or interfere with the timing of such purchases.
For purposes of the Plan, we may aggregate all dividend reinvestments for participants with more than one account using the same social security or taxpayer identification number. For participants unable to supply a social security or taxpayer identification number, we may limit their participation to only one Plan account.  In addition, all Plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. Unless we have determined that reinvestment of dividends for each such account would be consistent with the purposes of the Plan, we have the right to aggregate all such accounts and to return, without interest, within 30 days any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

We pay dividends as and when authorized and declared by our board of directors. We cannot assure you that we will declare or pay a dividend in the future, and nothing contained in the Plan obligates us to do so. The Plan does not represent a guarantee of future dividends.

Common Stock Purchases

12.	What is the source of shares to be purchased under the Plan?

All dividends reinvested through the Plan will be used to purchase either newly issued shares directly from us, or shares on the open market or in privately negotiated transactions with third parties, at our discretion. Shares purchased directly from us will consist of authorized but unissued shares of common stock.

Price of Shares Purchased

13.	At what price will shares be purchased?

The purchase price for shares under the Plan depends on whether the Plan Administrator obtains shares by purchasing them directly from us, in the open market or in privately negotiated transactions with third parties:

•
the purchase price for shares of common stock that the Plan Administrator purchases directly from us will be equal to the average of the daily high and low sales prices of our shares of common stock, as reported by the Wall Street Journal, traded on the NYSE for the five trading days in which are shares are traded immediately preceding the purchase date, less any applicable discount rate.

•
the purchase price for shares of common stock purchased in the open market or in privately negotiated transactions will be equal to the weighted average price of all the shares purchased by the Plan Administrator for all participating participants on the applicable purchase date.

However, in no event will the purchase price (taking into account any applicable discount) be less than 95% of the market value of the common stock on the purchase date.

Currently, we offer a discount of 5% on shares purchased by dividend reinvestment directly from us. We may change the discount at anytime, in our sole discretion, but the discount shall always be between 0% - 5%.

Stock Certificates and Safekeeping

14.	Will I receive certificates for shares purchased through the Plan?

Unless your shares are held by a broker, bank or other nominee, you will not receive certificates for shares purchased through the Plan. The Plan Administrator will maintain shares purchased under the Plan in your Plan account. Plan account shares are held in your name in non-certificated, “book-entry” form. This service protects against the loss, theft or destruction of certificates evidencing your shares of common stock.

15.	Can I get certificates if I want them?

Yes, if you should ever want a share certificate for all or a portion of the whole shares in your Plan account, the Plan Administrator will issue and deliver one to you upon your written request. The Plan Administrator will not issue certificates for fractional shares. The Plan Administrator will handle the request at no cost to you. The Plan Administrator will continue to credit any remaining whole or fractional shares of common stock to your account.

16.	May I deposit stock certificates I currently hold into my Plan account?

If you own shares of common stock in certificated form, you may deposit all or a portion of the certificates in your possession with the Plan Administrator for safekeeping. To deposit your stock certificates, you should send the certificates to the Plan Administrator by registered or certified mail, return receipt requested (or some other form of traceable mail), and properly insured. The insured amount represents the approximate cost to you of replacing the certificates if they are lost in transit to the Plan Administrator. The Plan Administrator will promptly send you a statement confirming each stock certificate deposited. The Plan Administrator will credit the shares of common stock represented by the certificates to your account in book-entry form and will combine the shares with any whole and fractional shares then held in your Plan account.

In addition to protecting against the loss, theft or destruction of your certificates, this service also is convenient if and when you sell shares of common stock through the Plan. See Question 17 for more information on how to sell your shares of common stock under the Plan.

The Plan Administrator charges a $7.50 per transaction fee for stock certificates deposited with it, which fee is waived if the shares deposited are to be sold at or about the same time as the stock certificates are deposited.

Sale and Transfer of Shares

17.	How can I sell shares in my Plan account?

You can sell any number of shares held in your Plan account at any time by contacting the Plan Administrator. After receipt of your sale request, the Plan Administrator will sell such shares through a designated broker or dealer. The Plan Administrator will mail to you a check for the proceeds of such sale, less applicable brokerage commissions, service charges and any taxes. The Plan Administrator will sell shares of common stock at least once per week (or more as determined by the Plan Administrator) at then current market prices through one or more brokerage firms.

Cost of Selling Shares. The Plan requires that you pay all costs associated with the sale of your shares under the Plan. Please see Question 23 for a description of such costs.

Termination of Your Account Upon Sale of All Shares.  If you no longer hold any shares in your Plan account, the Plan Administrator may close your Plan account. Similarly, if you hold less than one share in your Plan account, the Plan Administrator may liquidate the fractional share and remit the proceeds to you, less any applicable fees, and close your Plan account.

Timing and Control.  Because the Plan Administrator will sell the shares on behalf of the Plan, neither we nor any participant in the Plan have the authority or power to control the timing or pricing of shares sold or the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and will bear the market risk associated with fluctuation in the price of shares of common stock. That is, if you send in a request to sell shares, it is possible that the market price of shares of common stock could go down or up before the broker sells your shares and the per share sales price you receive will be the average price of all shares sold for Plan participants with respect to that sale date. In addition, you will not earn interest on a sales transaction.

18.	How can I transfer or give gifts of shares?

You may transfer or give gifts of shares of common stock to anyone you choose (subject to the restrictions set forth in our amended and restated articles of incorporation, as amended, and as may be further amended from time to time), by sending the Plan Administrator at American Stock Transfer & Trust Company, P.O. Box 922, Wall Street Station, New York, NY 10269-0560, (a) an Authorization Form executed by you, (b) a stock assignment properly executed by you, (c) a letter from you setting forth a detailed description of the transfer and (d) a Form W-9 (Certificate of Taxpayer Identification Number) completed and executed by the person to whom you are transferring your shares. Absent any instructions by you, if you are enrolled in the Plan, any transferee of your shares will automatically be enrolled in the Plan too.

19.	Can I transfer my right to participate in the Plan to another person?

You may not transfer your right to participate in the Plan to another person. However, you may change ownership of all or part of your Plan shares through a gift, sale or otherwise at any time.

Termination of Participation

20.	How would I terminate my participation?

You may withdraw from the Plan at any time. To do so, you must provide notice to the Plan Administrator instructing it to terminate your Plan participation. Notice may be provided by mail, telephone or through the Plan Administrator’s website. To be effective for any given dividend payment, the Plan Administrator must receive notice at least three days prior to the next purchase date. If your Plan withdrawal notice is received less than three days before the next purchase date, the dividend will be applied in accordance with the Plan, but subsequent dividends will be paid to you in cash. Upon termination of your Plan account, you will receive a certificate for the whole shares you held under the Plan, and a check for any fractional shares held in your account at the time of termination based on the current market value less any applicable service fees. After the Plan Administrator terminates your account, future dividends will be sent directly to you by check. Alternatively, if you so direct, the Plan Administrator will sell all whole and fractional shares in your Plan account and send you a check for the proceeds less any applicable fees.

Rejoining the Plan After Withdrawal.  After you withdraw from the Plan, you may rejoin the Plan at any time by delivering a new Authorization Form to the Plan Administrator. However, the Plan Administrator has the right to reject your Authorization Form if you repeatedly join and withdraw from the Plan, or for any other reason. The Plan Administrator’s exercise of this right is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term stockholder investment service.

Reports and Notices to Participants

21.	How will I keep track of my investments?

The Plan Administrator will send you a transaction notice confirming the details of each transaction you make. If you continue to participate in the Plan but have no transactions, the Plan Administrator will send you an annual statement after the end of the year detailing the status of your holdings of shares of common stock in your Plan account. Participants who have elected to have their dividends reinvested will receive a quarterly Plan account statement in addition to the transaction notices.

22.	Where will notices be sent?

The Plan Administrator will address all of its notices to you at your last known address. You should notify the Plan Administrator promptly, in writing, of any change of address.

Fees and Commissions

23.	What are the costs of participating in the Plan?

As of the date of this prospectus, the Plan does not intend to acquire shares in the open market. However, the Plan may in the future acquire shares in the open market. As long as the Plan does not acquire shares in the open market, you will not pay any fees or brokerage commissions for shares of common stock purchased with your reinvested dividends. For all other transactions you will be responsible for the fees and commissions set forth below, which will be deducted from your account by the Plan Administrator. In the event that the Plan purchases shares in the open market, you will be responsible for such fees and commissions, including brokerage fees as the Plan, imposes.

Summary of Fees and Commissions

Transaction Type	Fee

Enrollment fee for new investors	None

Reinvestment of Dividends	None
Sale of shares Transaction Fee Brokerage Commission	$15.00 per transaction $0.10 per share

Gift or transfer of shares	None

Safekeeping of shares	$7.50 per transaction without sale

Certificate issuance	None

Returned checks	$25.00 per occurrence

Duplicate statement Current year Prior year(s)	None $20.00 per year requested

The Plan Administrator may amend or modify these fees and commissions at any time, in its sole discretion.

24.	Federal Tax Consequences

What are the federal income tax consequences of participating in the Plan?

The following is a brief summary of the U.S. federal income tax consequences of participation in the Plan as of the date of this prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, and we advise you to consult your own tax and other advisors for information about your specific situation. This summary does not address all of the tax implications of your ownership of shares of the common stock of a REIT, including the effect of distributions made in respect of such shares.

Our distributions to stockholders constitute dividends for federal income tax purposes up to the amount of our positive current and accumulated earnings and profits and, to that extent, will be taxable as ordinary income (except to the extent that we designate any portion of such dividend as either (i) a “capital gain” dividend or (ii) in the case of stockholders taxed at individual rates who satisfy certain holding period requirements, as “qualified dividend income” pursuant to applicable federal income tax rules). To the extent that we make a distribution in excess of our earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of your tax basis in our common stock and, to the extent in excess of your basis, will be taxable as a gain realized from the sale of your common stock. Distributions to corporate stockholders, including amounts taxable as dividends to corporate stockholders, will not be eligible for the corporate dividends-received deduction.

Although the treatment of dividend reinvestment programs is not entirely clear, if you participate in the dividend reinvestment program under the Plan, it is expected that you will be treated for federal income tax purposes as having received, on the date the shares are acquired, a distribution in an amount equal to the sum of (a) the fair market value of the shares on the date the shares were acquired with reinvested dividends and (b) any cash distributions actually received by you with respect to common stock not included in the Plan. The total amount of cash dividends and other distributions will be reported to you and to the IRS on the appropriate tax form shortly after the end of each year.

Your tax basis in shares of common stock acquired under the Plan with reinvested cash distributions will be equal to the fair market value of such shares as of the date the shares were acquired. Your holding period for shares of common stock acquired with reinvested cash distributions generally will commence on the day after the dividend payment date. If, however, the shares are purchased with reinvested cash distributions in the open market, the holding period will commence on the day after the date of purchase.

You will not recognize gain or loss for U.S. federal income tax purposes upon your receipt of certificates for shares previously credited to your Plan account. However, you will generally recognize gain or loss when you sell or exchange shares received from the Plan or when a fractional share interest is liquidated. Such gain or loss will equal the difference between the amount that you receive for such fractional share interest or such shares and your tax basis in such fractional share interest or shares.

We or the Plan Administrator may be required to deduct as “backup withholding” twenty-eight percent (28%) of all dividends paid to you, regardless of whether such dividends are reinvested pursuant to the Plan. Similarly, the Plan Administrator may be required to deduct backup withholding from all proceeds from sales of common stock held in your account. You are subject to backup withholding if: (a) you have failed properly to furnish us and the Plan Administrator with your correct tax identification number (“TIN”); (b) the IRS or a broker notifies us or the Plan Administrator that the TIN furnished by you is incorrect; (c) the IRS or a broker notifies us or the Plan Administrator that backup withholding should be commenced because you failed to properly report dividends paid to you; or (d) when required to do so, you fail to certify, under penalties of perjury, that you are not subject to backup withholding. Backup withholding amounts will be withheld from dividends before such dividends are reinvested under the Plan. Therefore, if you are subject to backup withholding, dividends to be reinvested under the Plan will be reduced by the backup withholding amount.

If you are a foreign stockholder you need to provide the required federal income certifications to establish your status as a foreign stockholder so that the foregoing backup withholding does not apply to you. You also need to provide the required certifications if you wish to claim the benefit of exemptions from federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence. If you are a foreign stockholder whose dividends are subject to federal income tax withholding, the appropriate amount will be withheld and the balance in shares of common stock will be credited to your account.

All costs of administering the Plan, except as otherwise indicated in the Summary of Fees and Commissions provided in Question 23, will be paid by us. Consistent with the conclusion reached by the IRS in a private letter ruling issued to another REIT, we intend to take the position that these costs do not constitute a distribution which is either taxable to you or which would reduce your basis in your shares. However, since the private letter ruling was not issued to us, we have no legal right to rely on its conclusions.

The foregoing is intended only as a general discussion of the current federal income tax consequences of participation in the Plan, and may not be applicable to certain participants, such as tax-exempt entities. You should consult your own tax and other professional advisors regarding the foreign, federal, state and local income tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your individual participation in the plan or the disposal of shares acquired pursuant to the Plan.
Other Information

25.	How can I vote my shares?

You will receive proxy material for all shares in your Plan account. You may vote your shares of common stock either by designating the vote of the shares by proxy or by voting the shares in person at the meeting of stockholders. The proxy will be voted in accordance with your direction. If you do not return the proxy card or if you return it unsigned, none of your shares will be voted.

26.	Can the Plan be amended, modified, suspended or terminated?

We reserve the right to amend, modify, suspend or terminate the Plan at any time. You will receive written notice of any material amendment, modification, suspension or termination. We and the Plan Administrator also reserve the right to change any administrative procedures of the Plan.

If we terminate the Plan, you will receive a certificate for all whole shares held in your Plan account and a check representing the value of any fractional shares based on the then current market price. We also will return to you any uninvested dividends held in your account.

27.	How will a stock split or a rights offering affect my Plan account?

Stock Split. We will adjust your account to reflect any stock split or dividend payable in shares of common stock. In such event, the Plan Administrator will receive and credit to your Plan account the applicable number of whole and/or fractional shares of common stock.

Rights Offering. If we have a rights offering in which we issue separately tradable and exercisable rights to registered holders of shares of common stock, we will transfer the rights attributable to whole shares of common stock held in your Plan account to you as soon as practicable after we issue such rights. The Plan Administrator will sell for your account any rights attributable to fractional shares.

The Plan Administrator, at its sole discretion, may curtail or suspend transactions pending under the Plan until completion of any stock split or dividend, rights offering or other corporate action.

28.	Are there any risks associated with the Plan?

Your investment in shares of common stock purchased under the Plan is no different from any investment in shares of common stock that you hold directly. Neither we nor the Plan Administrator can assure you a profit or protect you against a loss on shares that you purchase. You bear the risk of loss and enjoy the benefits of any gain from market price changes with respect to shares purchased under the Plan. We encourage you to carefully consider the various risk factors associated with an investment in our shares of common stock set forth in the “Risk Factors” section of this prospectus.

29.	What are the responsibilities of you and the Plan Administrator?

Neither we nor the Plan Administrator will be liable for any act done in good faith or for any good faith failure to act, including, without limitation, any claim of liability (a) arising from the failure to terminate your account upon your death or judgment of incompetence prior to the Plan Administrator’s receipt of notice in writing of the death or incompetence, (b) relating to the prices and times at which the Plan Administrator buys or sells shares for your account, or (c) relating to any fluctuation in the market value of the shares of common stock.

We, the Plan Administrator and each of our respective agents will not have any duties, responsibilities or liabilities other than those expressly set forth in the Plan or as imposed by applicable law, including Federal securities laws. Since we have delegated all responsibility for administering the Plan to the Plan Administrator, we specifically disclaim any responsibility for any of the Plan Administrator's actions or inactions in connection with the administration of the Plan. None of our directors, officers or stockholders will have any personal liability under the Plan.

The payment of dividends is at the discretion of our board of directors and will depend upon future earnings, our financial condition and other factors. The board of directors may change the amount and timing of dividends at any time without notice.

30.	How will you interpret and regulate the Plan?

We may interpret, regulate and take any other action in connection with the Plan that we deem reasonably necessary in our sole discretion to carry out the Plan. As a participant in the Plan, you will be bound by any actions taken by us or the Plan Administrator.

31.	What law governs the Plan?

The laws of the State of Maryland govern the Plan.

USE OF PROCEEDS

We will receive proceeds from the sale of shares of our common stock that the Plan Administrator purchases directly from us. We will not receive proceeds from the sale of shares of common stock that the Plan Administrator purchases in the open market or in negotiated transactions. We intend to use the proceeds of the sale of any newly issued shares of common stock issued under the Plan for general corporate purposes.

PLAN OF DISTRIBUTION

Except to the extent the Plan Administrator purchases shares of common stock in the open market or in negotiated transactions, we will sell directly to you through the Plan Administrator the shares of common stock acquired under the Plan. The shares of common stock may be resold in market transactions on any national securities exchange on which shares of our common stock trade or in privately negotiated transactions. Our shares of common stock are currently listed on the New York Stock Exchange.

Persons who acquire shares of common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, as amended, and may be considered to be underwriters within the meaning of the Securities Act of 1933, as amended. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant under the Plan, nor will we enter into any agreement with any such person regarding such person’s purchase of such shares or any resale or distribution thereof.

Subject to the restrictions contained in our amended and restated certificate of incorporation, as amended, our by-laws, as amended and the availability of shares of common stock registered for issuance under the Plan, there is no maximum number of shares of common stock that can be issued pursuant to the reinvestment of dividends. In connection with any reinvestment of dividends in which the Plan Administrator purchases shares of common stock in the open market or negotiated transactions, you will pay your pro rata share of any trading fees. You also will have to pay any fees and commissions set forth in Question 23 of the Plan.

LEGAL MATTERS

Simeon Brinberg, Esq., our senior counsel, will issue an opinion regarding certain legal matters in connection with this offering, including the validity of the shares of common stock being offered by this prospectus, and McCarter & English LLP will pass upon certain federal income tax matters. Simeon Brinberg is an officer and stockholder of our Company, and beneficially owned 225,584 shares of our common stock as of March 31, 2007.

EXPERTS

The consolidated financial statements of One Liberty Properties, Inc. appearing in One Liberty Properties, Inc. Annual Report (Form 10-K) for the year ended December 31, 2006 (including schedule appearing therein), and One Liberty Properties, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessments are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

ENROLLMENT APPLICATION

DIVIDEND REINVESTMENT PLAN
FOR SHARES OF

ONE LIBERTY PROPERTIES, INC.

Please enroll this account as follows for Dividend Reinvestment:

Check one box only ( ☒  ).

If you do not check any box, then FULL DIVIDEND REINVESTMENT will be assumed.

☐	FULL DIVIDEND REINVESTMENT
Reinvest all dividends for this account.

☐	PARTIAL DIVIDEND REINVESTMENT
Reinvest dividends on ___________ shares held by me in certificate form and on all shares held by you as Agent and pay dividends in cash on all remaining shares held by me in certificate form.

You may change your DIVIDEND REINVESTMENT selections from time to time.

I (We) hereby appoint American Stock Transfer & Trust Company as my (our ) Agent under the terms and conditions of the Plan, as described in the Prospectus which this form is a part of, to receive cash payments and apply them to the purchase of shares of One Liberty Properties, Inc. common stock as set forth herein.

NO INTEREST WILL BE PAID ON THE FUNDS HELD PENDING INVESTMENT.

This form, when completed and signed, should be mailed to:

One Liberty Properties, Inc.
c/o American Stock Transfer & Trust Company
P.O. Box 922, Wall Street Station
New York, New York 10269-0560
Attn: Dividend Reinvestment Department

ACCOUNT REGISTRATION

Name of Participant: _____________________________________________________________________

Social Security Number or Taxpayer Identification Number of Participant:__________________________

Address of Participant:___________________________________________________________________

______________________________________________________________________________________

Signature of Participant:__________________________________________________________________
(All joint account owners must sign)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$533
Accounting Fees and Expenses	20,000
Legal Fees and Expenses	30,000
Printing Expenses	25,000
Plan Administrator’s Fees and Expenses	10,000
Miscellaneous	14,467

Total	$100,000

Item 15. Indemnification of Directors and Officers

Our amended and restated articles of incorporation, as amended, provide that we shall indemnify each director, officer and employee to the maximum extent permitted by Maryland law, as in effect from time to time. Similarly, our by-laws provide that we shall, to the maximum extent permitted by Maryland law in effect from time to time, indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director, officer or employee or (b) any individual who serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director or officer of such corporation or as a partner or trustee of such partnership, joint venture, trust or employee benefit plan at our request. We may, with the approval of our board of directors, provide such indemnification and advancement of expenses to a person who served a predecessor of ours in any of the capacities described in (a) or (b) above and to any employee or agent of ours or a predecessor of ours.

The Maryland REIT Law permits a Maryland real estate investment trust to indemnify and advance expenses to its directors, officers, employees and agents to the same extent as permitted by the Maryland General Corporation Law (the “MGCL”) for directors and officers of Maryland corporations.  The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission if the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was a result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right if the corporation or if the director or officer was adjudged to be liable to the corporation nor may a director be indemnified in circumstances in which the director is found liable for an improper personal benefit.

Item 16. Exhibits

The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Great Neck Plaza, State of New York on June 1, 2007.

One Liberty Properties, Inc.

By:	/s/ Patrick J. Callan, Jr.
Patrick J. Callan, Jr.
President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, each of the undersigned constitutes and appoints Patrick J. Callan, Jr., Mark H. Lundy and David W. Kalish, and each of them, as attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement for this offering that is to be effective upon the filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, on June 1, 2007.

(Signature)	(Title)
/s/ Fredric H. Gould Fredric H. Gould	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
/s/ Patrick J. Callan, Jr. Patrick J. Callan, Jr.	President and Director
/s/ Joseph A. Amato Joseph A. Amato	Director
/s/ Charles Biederman Charles Biederman	Director
/s/ James J. Burns James J. Burns	Director

Joseph A. DeLuca	Director
/s/ Matthew J. Gould Matthew J. Gould	Director
/s/ Jeffrey A. Gould Jeffrey A. Gould	Director
/s/ J. Robert Lovejoy J. Robert Lovejoy	Director
/s/ Marshall Rose Marshall Rose	Director
/s/ Eugene I. Zuriff Eugene I. Zuriff	Director
/s/ David W. Kalish David W. Kalish	Senior Vice President and Chief Financial Officer (principal accounting officer)

EXHIBIT INDEX

3.1
Amended and restated articles of incorporation of One Liberty Properties, Inc., dated July 20, 2004 (incorporated by reference to Exhibit 3.1 to One Liberty Properties, Inc.'s Form 10-Q for the quarter ended June 30, 2004).

3.2
Articles of Amendment to Restated Articles of Incorporation of One Liberty Properties, Inc. filed with the State of Assessments and Taxation of Maryland on June 17, 2005 (incorporated by reference to Exhibit 3.1 to One Liberty Properties, Inc.'s Form 10-Q for the quarter ended June 30, 2005).

3.3
Articles of Amendment to Restated Articles of Incorporation of One Liberty Properties, Inc. filed with the State of Assessments and Taxation of Maryland on June 21, 2005 (incorporated by reference to Exhibit 3.2 to One Liberty Properties, Inc.'s Form 10-Q for the quarter ended June 30, 2005).

3.4	By Laws of One Liberty Properties, Inc., as amended (incorporated by reference to Exhibit 3.2 to One Liberty Properties, Inc.'s Form 10-K for the year ended December 31, 2004).

3.5	Amendment to By-Laws of One Liberty Properties, Inc. (incorporated by reference to Exhibit 3.1 to One Liberty Properties, Inc.’s Form 8-K filed on March 14, 2006).

4.1
Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to One Liberty Properties, Inc.'s Registration Statement on Form S-2, Registration No. 333-86850, filed on April 24, 2002 and declared effective on May 24, 2002).

5.1	Opinion of Simeon Brinberg, Esq. regarding the legality of the securities being registered.*

8.1	Opinion of McCarter & English LLP regarding certain Federal income tax matters.*

23.1	Consent of Simeon Brinberg, Esq. (included as part of Exhibit 5.1).

23.2	Consent of McCarter & English LLP (included as part of Exhibit 8.1).

23.3	Consent of Ernst & Young LLP.*

24.1	Power of Attorney (included on signature page).

_____________
*	Included with this filing.